SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Consolidated Financial Statements
December 31, 2010 and 2009

Address: 885 West Georgia Street, Suite 1210, Vancouver, BC, Canada, V3C3E8
(T) 604.682.4004 (F) 604.682.2235 (W) www.silvermexresources.com
TSX: SLX

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Independent Auditor’s Report

To the Shareholders of Silvermex Resources Inc.

We have audited the accompanying consolidated financial statements of Silvermex Resources Inc, which comprise the consolidated balance sheet as at December 31, 2010, and the consolidated statements of loss and comprehensive loss, shareholders' equity, and cash flows for the year then ended, and notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silvermex Resources Inc. as at December 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Other Matter

The consolidated balance sheet as at December 31, 2009 and consolidated statements of loss and comprehensive loss, shareholder’s equity, and cash flows for the year then ended were audited by another auditor who issued an unmodified opinion on March 24, 2010.

(Signed) Deloitte & Touche LLP

Chartered Accountants
March 31, 2011
Vancouver, Canada

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31	December 31
	2010	2009
	$	$
Assets
Current assets
Cash and cash equivalents	17,414,536	625,171
Short-term investments	7,400,203	-
Accounts receivable, net (Note 8)	2,288,506	357,021
Related party receivable (Note 18)	93,000	-
Note receivable, net (Note 7)	2,000,000	2,566,201
Inventory (Note 9)	708,423	231,207
Prepaid expenses and deposits	252,261	137,244
	30,156,929	3,916,844

Mineral property interests (Note 10)	28,423,086	48,493
Property, plant, and equipment, net (Note 11)	35,726,379	33,089,661

	94,306,394	37,054,998

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,937,783	2,602,117
Deferred gain on sale of Chief Consolidated Mining Company (Note 7)	1,293,265	1,418,501
Current portion of long term debt (Note 12)	487,147	516,937
	4,718,195	4,537,555

Long term debt (Note 12)	917,494	516,936
Asset retirement obligation (Note 13)	1,492,940	105,740
Future income tax (Note 15)	10,955,286	5,943,309

	18,083,915	11,103,540
Shareholders' equity
Share capital (Note 14)	132,172,307	52,273,254
Contributed surplus	23,689,175	11,849,261
Deficit	(79,639,003)	(38,171,057)
	76,222,479	25,951,458

	94,306,394	37,054,998

Nature of operations (Note 1), contingencies and commitments (Note 21) and subsequent events (Note 22)

On behalf of the board of directors:	" Joseph Ovsenek "	" Duane Nelson "
	Director	Director

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars, except for share amounts)

	Year Ended	Year Ended
	December 31	December 31
	2010	2009
	$	$

Sales	3,950,957	381,648
Cost of sales	3,112,500	42,643
Gross margin	838,457	339,005

Operating expenses (recoveries)
Administration	4,601,945	2,143,252
Mine overhead	905,503	2,461,089
Expense recoveries	-	(629,619)
Stock-based compensation (Note 14a)	1,053,029	196,703
Impairment of goodwill (Note 4)	37,468,666	-
	44,029,143	4,171,425

Operating loss	(43,190,686)	(3,832,420)

Other income (expense)
Accretion on long term debt (Note 12)	(45,835)	(97,160)
Gain on sale of Chief Consolidated Mining Company (Note 7)	1,559,753	1,619,520
Loss on settlement of litigation	-	(360,000)
Allowance for value added tax receivable, net (Note 21d)	(525,708)	(2,662,525)
Impairment of property, plant and equipment (Note 11)	-	(5,391,848)
Interest and other income	215,057	201,370
	1,203,267	(6,690,643)

Net loss before tax	(41,987,419)	(10,523,063)

Income tax expense (recovery) (Note 15)
Current	56,394	-
Future	(575,867)	4,786,126
	(519,473)	4,786,126

Net loss and comprehensive loss	(41,467,946)	(15,309,189)

Loss per share
Basic and fully diluted	$(0.37)	$(0.26)

Weighted average number of common shares outstanding	111,513,837	58,619,224

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year Ended	Year Ended
	December 31	December 31
	2010	2009
	$	$
Cash used in operating activities
Net loss	(41,467,946)	(15,309,189)
Adjustments for non-cash items:
Accretion on long term debt (Note 12)	45,835	97,160
Amortization and accretion	1,050,052	601,822
Foreign exchange loss	100,034	-
Non-cash bonuses and fair value loss on bonuses	217,626	79,162
Gain on sale of Chief Consolidated Mining Company (Note 7)	(1,559,035)	(1,619,520)
Loss on settlement of litigation	-	360,000
Future income tax (Note 15)	(575,867)	4,786,126
Allowance for value added tax receivable, net (Note 21d)	525,708	2,662,525
Impairment of property, plant and equipment (Note 11)	-	5,391,848
Impairment of goodwill (Note 4)	37,468,666	-
Expense recoveries	-	(629,619)
Stock-based compensation (Note 14a)	1,053,029	196,703
	(3,141,898)	(3,382,982)
Changes in non-cash working capital (Note 16)	(3,101,971)	(3,848,672)
	(6,243,869)	(7,231,654)

Cash used for (provided by) investing activities
Expenditures on deferred exploration and development of mineral properties	(140,320)	-
Cash acquired on acquisition of Silver One (Note 4)	4,048,180	-
Purchase of short term investments	(7,400,203)	-
Collections on note receivable (Note 7)	2,000,000	-
Purchase of property, plant, and equipment	(224,434)	(763,387)
Proceeds from sale of property, plant, and equipment	-	1,834,645
	(1,716,777)	1,071,258

Cash provided by financing activities
Long term debt principal repayments	-	(292,366)
Shares issued for cash, net of issuance costs	24,832,082	6,837,844
	24,832,082	6,545,478

Increase (decrease) in cash during the period	16,871,436	385,082
Effect of changes in foreign exchange rates	(82,071)	(212,913)
Cash and cash equivalents, beginning	625,171	453,002

Cash and cash equivalents, ending	17,414,536	625,171

Supplementary cash flow information (Note 17)

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars, except for share amounts)

	Number of	Share	Contributed
	Common	Capital	Surplus	Deficit	Total
	Shares	$	$	$	$

Balance, December 31, 2008	46,335,720	45,326,828	8,984,176	(22,861,868)	31,449,136
Private placements (Note 14ii)	30,736,775	4,121,487	2,756,629	-	6,878,116
Shares issued to settle debt and liabilities (Note 14iii)	6,223,494	2,284,142	-	-	2,284,142
Exercise of warrants	1,422,300	540,797	(88,247)	-	452,550
Stock-based compensation	-	-	196,703	-	196,703
Net loss for the year	-	-	-	(15,309,189)	(15,309,189)
Balance, December 31, 2009	84,718,289	52,273,254	11,849,261	(38,171,057)	25,951,458
Private placements (Note 14iv)	38,780,648	12,433,353	5,581,835	-	18,015,188
Acquisition of Silver One (Note 14i)	89,315,406	57,982,663	7,064,130	-	65,046,793
Shares issued to settle debt and liabilities (Note 14v)	2,969,050	734,711	-	-	734,711
Exercise of stock options	540,000	286,383	(96,383)	-	190,000
Exercise of warrants	14,979,864	8,461,943	(1,762,697)	-	6,699,246
Stock-based compensation	-	-	1,053,029	-	1,053,029
Net loss for the year	-	-	-	(41,467,946)	(41,467,946)
Balance, December 31, 2010	231,303,257	132,172,307	23,689,175	(79,639,003)	76,222,479

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

1.	Nature of Operations

Silvermex Resources Inc. (formerly Genco Resources Ltd. and referred to as “the Company” or “Silvermex”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, to Genco Resources Ltd. (“Genco”) on March 30, 1998 and to Silvermex Resources Inc. on November 16, 2010.

The Company is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metal assets and developing its core asset, La Guitarra, a producing silver and gold property located in the Temascaltepec mining district of central Mexico.

The Company acquired La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”), an operating silver and gold mining company incorporated under the laws of Mexico in 2003 (Note 12).

On September 20, 2010, the Company announced that it had entered into a plan of arrangement with Silvermex Resources Ltd., a TSX Venture company, to acquire 100% of the outstanding shares of Silvermex Resource Ltd. In an all-share transaction. The acquisition was completed on November 16, 2010, and the former Silvermex Resources Ltd. was renamed Silver One Mining Corporation (“Silver One”) (Note 4).

2.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the policies below.

a)	Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries La Guitarra , Servicios para la Industria Minera, S.A. de C.V., Silver One , Minera Terra Plata, S.A. de C.V., Minera La Rastra, S.A. de C.V. and Rule Nevada Inc. All significant inter-company accounts and transactions have been eliminated.

b)	Cash and cash equivalents

Cash and cash equivalents consists of deposits in the bank and highly liquid investments with an original maturity of 90 days or less. At December 31, 2010 and 2009, the Company has no cash equivalents.

c)	Short-term Investments

Short-term investments consist of highly liquid deposits with maturities of less than 365 days and locked in interest rates. The deposits are backed by institutions of high credit worthiness.

d)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	e)	Inventory

Inventory is valued at the lower of cost and net realizable value. Cost of parts and supplies are determined on an average cost basis. Mineral concentrate inventory includes all direct costs of extracting the ore, direct labour, and all indirect pro-rated costs associated with operating La Guitarra mine. When circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed.

	f)	Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost less accumulated amortization. Amortization is provided for using the following methods and annual rates on a straight-line basis:

Automotive equipment	4 years
Buildings	20 years
Computer equipment	3.3 years
Furniture and fixtures	10 years
Software	1 year
Leasehold improvements	5 years
Mine equipment	8 years
Mine infrastructure	Unit of production basis

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Mine infrastructure is amortized using the unit-of-production method based on the estimated total recoverable ounces contained in proven and probable reserves at the related mine when operating levels intended by management have been reached. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine. Depletion of the mine properties is charged on a unit of production basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

g)	Impairment of Long-lived Assets

The Company reviews the recoverability of its long-lived assets annually and when events and circumstances indicate an impairment event may have occurred. The Company assesses the recoverability of its long-lived assets by determining whether their carrying value can be recovered over their remaining lives through undiscounted future cash flows. In the event that future recoverability is not supported, an impairment loss is measured and recorded based on the extent that the estimated future cash flows on a discounted cash flows are less than the carrying value.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)
	h)	Goodwill

Business combinations are accounted for under the acquisition method of accounting whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill and allocated to the applicable reporting unit. Goodwill is not amortized, it is tested annually for impairment or more frequently if current events or changes in circumstances indicate that the carrying value of the goodwill of a reporting unit may exceed its fair value. A two-step impairment test is used to identify potential impairment in goodwill and to measure the amount of goodwill impairment, if any. In the first step, the fair value of a reporting unit is compared with its carrying value, including goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not undertaken. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill (determined on the same basis as the value of goodwill is determined in a business combination) is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

i)	Foreign Currency Translation

The functional currency of the Company and each of its subsidiaries is the Canadian dollar. Management has determined that all of the Company’s subsidiaries were integrated operations to December 31, 2010.

For the Company’s foreign subsidiaries the Company has used the temporal method of foreign currency translation. Under the temporal method, foreign currency monetary assets and liabilities are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the functional currency's rate prevailing on the transaction dates. Foreign exchange gains and losses on translation of the foreign operations are included in the determination of earnings. Foreign currency gains and losses have been included in cost of sales and mine overhead costs on the statement of loss and comprehensive loss for the years ended December 31, 2010 and 2009.

j)	Loss Per Share

Basic loss per share are computed using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

k)	Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the balance sheets as well as the reported amounts of revenues, expenses, and cash flows during the periods presented. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Actual results could differ materially from estimated amounts.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Amounts recorded for amortization are based on life of mine estimates and the estimated lives and valuation of property, plant and equipment. Stock-based compensation is based upon expected volatility and option life estimates. Asset retirement obligations are based on estimates of abandonment costs, timing of abandonment, inflation and interest rates. The provision for income taxes is based on judgements in applying income tax law and estimates on the timing, likelihood and reversal of temporary differences between the accounting and tax basis of assets and liabilities. Valuation of the Company’s mineral property interests are based upon cash flow and commodity price estimates for recognition and impairment analysis. Valuation of the Company’s note and taxes receivable are based on assumptions regarding collectability. Estimated outcomes of litigation against the Company are based on discussions with the lawyers of the Company. These estimates are subject to measurement uncertainty and changes in these estimates could materially impact the financial statements of future periods.

	l)	Revenue Recognition

Revenue from the sale of mineral concentrate is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of mineral concentrate may be subject to adjustment upon final settlement of metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

	m)	Exploration, Development Expenditures and Acquisition of Mineral Properties

Significant mineral property acquisition costs and exploration and development expenditures are capitalized. For the acquisition of mineral properties (whether through asset acquisition or business combination), the fair value is determined by estimating the value of the property’s reserves, resources and exploration potential. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

	n)	Business combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

1)	has begun planned principal activities;

2)	has employees, intellectual property and other inputs and processes that could be applied to those inputs;

3)	is pursuing a plan to produce outputs; and

4)	will be able to obtain access to customers that will purchase the outputs.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

1)	the identifiable assets acquired, and liabilities assumed

2)	the consideration transferred for the acquiree;

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements preliminary amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the preliminary estimated amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

o)	Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The effect on future income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period in which the change is substantively enacted. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

p)	Financial Instruments

The Company adopted the provisions of CICA Section 3855, Financial Instruments – Recognition and Measurement, Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments –Presentation which address the classification, recognition, measurement and disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

The Sections require financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or derivative contract. All financial instruments are measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held to maturity, loans and receivables or other liabilities.

Held-for-trading financial assets and liabilities are subsequently measured at fair value with gains, losses and transaction costs recognized in the Company’s net earnings for the period. Financial assets held-to maturity, loans and receivables and financial liabilities, other than those held-for-trading, are subsequently measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are subsequently measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, are recognized in other comprehensive income. Capital transaction costs are added to the carrying amount of the financial instrument.

The Company has designated each of its significant categories of financial instruments as follows:

Cash and cash equivalents	Held-for-trading
Short-term investments	Available for sale
Accounts receivable	Loans and receivables
Note receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Long term debt	Other financial liabilities

Amended CICA Section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based upon observable market data.

The items which are carried at fair value are cash and cash equivalents and short-term investments.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Categories of Financial Assets and Liabilities

At December 31, 2010, the following table sets forth the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the balance sheet. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$	$	$	$

Cash and cash equivalents	17,414,536	17,414,536	625,171	625,171
Short-term Investments	7,400,203	7,400,203	—	—
Accounts Receivable	2,288,506	2,288,506	357,021	357,021
Notes Receivable	2,000,000	2,000,000	2,566,201	2,566,201
Accounts Payable	1,521,574	1,521,574	1,729,492	1,729,492

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. The fair values of the cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying values due to their short term nature and high level of liquidity. The fair value of the short-term investments, note receivable, and long-term debt have been valued at the present value of future cash flows discounted at market rates for similar instruments.

q)	Comprehensive Loss

Other comprehensive loss represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments. Amounts included in other comprehensive income are shown net of tax. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented as a new category in shareholders’ equity, if applicable. The Company did not have any transactions during the years ended December 31, 2010 or 2009 that gave rise to other comprehensive loss, and therefore has no balance of accumulated other comprehensive loss.

3.	Adoption of New Accounting Policies and Pronouncements

a)

The CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011. The Company has early adopted these policies and as a result of adopting this standard the Company expensed $847,709 in transaction costs which previously would have been capitalized. If the Company had applied Section 1581 to the business combination the common shares issued would have been valued at the time of the date of the business combination announcement and not at the closing date. This difference in the valuation dates of the common shares would have resulted in a different value attributed to the purchase price. If the Company would have applied Section 1581 the value of the purchase price would have been reduced.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

3.	Adoption of New Accounting Policies and Pronouncements (continued)

b)

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its financial statements.

The Company will issue its first IFRS annual consolidated financial statements for the fiscal year ending December 31, 2011, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statement of earnings for the year ended December 31, 2010. During the year ending December 31, 2011, the Company will issue interim consolidated IFRS financial statements prepared in accordance with IAS 34 – Interim Financial Reporting for the periods ending March 31, 2011, June 30, 2011 and September 30, 2011, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statements of earnings for the comparative periods presented.

4.	Acquisition of Silvermex Resources Ltd. and Change of Name

As described in Note 1, the Company closed the acquisition of Silver One on November 16, 2010.

The transaction has been accounted for as a business combination under the acquisition method, with former Genco Resources Ltd. as the acquirer of Silver One. The Company has included the results of Silver One in its consolidated financial statements commencing on November 16, 2010. As described in Note 3(a), the Company has adopted Section 1582 of the CICA Handbook regarding business combinations and as such has applied Section 1582 to the purchase consideration and preliminary purchase price allocations below.

Immediately prior to the completion of the plan of arrangement, the common shares of the Company were split on a ratio of 1 to 1.1 (Note 14). Accordingly, the outstanding share options and warrants were also split on a ratio of 1 to 1.1 and the exercise price of the options and warrants decreased by a ratio of 0.90909. The other terms of the options and warrants were not modified.

Total purchase consideration is as follows:
$
Common shares issued	58,055,014

Other share capital items:
Employee and consultant share options	1,844,727
Warrants	4,116,095
Agents’ common share units	453,308
Aurcana debt assumed to be settled in shares (Note 12)	650,000
Total consideration	65,119,144

Management has determined the date of acquisition to be November 16, 2010 and therefore valued the share consideration at the Company’s closing share price on the acquisition date.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

4.	Acquisition of Silvermex Resources Ltd. and Change of Name (continued)

The consideration was comprised of 89,315,406 common shares valued at $0.65 per share on the acquisition date, issued to the former Silver One shareholders in exchange for their existing Silver One shares, share capital items of the former Silver One assumed was comprised of 7,000,000 employee and consultant share options, 15,795,655 common share warrants and 1,003,244 agents’ common share units. Each unit is exercisable at $0.45 into one common share and one common share purchase warrant which are exercisable at $0.65. The fair values of the options and warrants were measured on the date of acquisition using the Black-Scholes option pricing model (Note 14).

The allocation of the purchase price has not been finalized as at the date these consolidated financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated future income tax assets and liabilities, and determining the value of goodwill.

The preliminary purchase price allocation below includes management’s initial estimates of the fair value of the assets and liabilities acquired, and is therefore subject to change:

$
Total consideration	65,119,144

Net assets acquired:
Cash	4,048,180
Other current assets	456,320
Property, plant and equipment	2,067,031
Mineral properties	28,384,635
Goodwill	37,468,666
Current liabilities	(651,497)
Long-term debt	(924,088)
Asset retirement obligations	(142,259)
Future income taxes	(5,587,844)
65,119,144

The purchase price of an acquired business is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based upon their respective estimated fair values, with the excess recorded as goodwill. Such estimated fair value assessments require judgment.

The preliminary goodwill on the transaction has arisen primarily due to the change in fair value of the share consideration issued to the former shareholders’ of Silver One. During the time period between the date of the announcement of the transaction and the acquisition date, the Company’s share price increased significantly, causing an increase in the value of the overall purchase consideration. The Company attributes a portion of the goodwill to the potential of the land and mineral rights acquired to provide reserves and resources over and above the value attributed to the mineral property. Silver One has been classified as a separate reporting unit and operating segment. The Company tested the impairment of goodwill at December 31, 2010 and determined that it could not support the carrying value of the preliminary goodwill and as result recorded an impairment of the goodwill of $37,468,666.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

4.	Acquisition of Silvermex Resources Ltd. and Change of Name (continued)

The Company has included in the consolidated statement of loss and comprehensive loss, a loss of $183,026 from the date of acquisition to December 31, 2010 from Silver One. Transaction costs of $847,709 were incurred and were expensed in the period incurred.

Proforma Information (Unaudited)

The net loss for the consolidated Company would have been $2,422,717 as though the business combination for Silver One had occurred on January 1, 2010. Revenue would not have changed as Silver One had no revenues during 2010.

5.	Financial Instruments

The Company’s financial instruments consist of cash, short-term investments, accounts receivable, note receivable, accounts payable, and long term debt.

It is management’s opinion that the Company’s exposure to significant currency, credit, liquidity, or price risks as follows:

a)	Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in United States (“US”) dollars and its cost of sales are incurred in Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Mexican peso would have an effect on the Company’s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Mexican pesos:

	US Dollars	Mexican Pesos

Cash	1,742,064	940,282
Accounts receivable	1,766,421	2,938,397
Accounts payable and accrued liabilities	(223,638)	(13,220,652)
Long term debt	(1,404,640)	—
Future income taxes	—	(145,752,284)
Asset retirement obligations	(142,256)	(16,721,294)

Net foreign currency exposure	1,737,951	(171,815,551)

Based on the above net exposures as at December 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in a decrease/increase of $173,447 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the Canadian dollar against the Mexican peso would result in a decrease/increase of $1,400,141 in the Company’s net earnings.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

	b)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts and the note receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for sales of mineral concentrate. The Company maintains an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question (Note 21).

Note receivable due from Andover Ventures Inc. relates to the sale of shares from Chief Consolidated Mining Company (Note 7). As the collectability of the note was uncertain in 2009, the Company has recorded a valuation allowance in 2009 against the note with the fair value determined to be the value of the underlying security. For 2010, the amount of the remaining note receivable is less than the fair value of the pledged Chief shares therefore the note receivable is recorded at its face value.

	c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by maintaining adequate cash balances and by raising equity or debt financing. The Company has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital. In general, the Company attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

	d)	Price Risk

The Company is subject to price risk from fluctuations in the market price of silver and gold, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions. The carrying value of the Company’s mine infrastructure and exploration costs could be adversely affected by any reductions in the long term prices of silver and gold.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

6.	Management of Capital

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the items included in the consolidated shareholders’ equity and long term debt.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern. Although the Company has completed private placements, it will still need to target sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions to assure continuation of the Company’s exploration and development programs. There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these financial statements should the Company be unable to secure sufficient additional financing in the future and therefore be in a position to realize its assets and discharge its liabilities in the normal course of business.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maintain or adjust its capital structure the Company may issue new shares or debt. The Company is not subject to any externally imposed capital requirements.

7.	Sale of Shares of Chief Consolidated Mining Company

During 2008, the Company reached an agreement with Andover Ventures Inc. (“Andover”) to sell the Company’s 64.7% interest in Chief Consolidated Mining Company (“Chief”), for cash consideration of US$4,878,002, and 1,500,000 Andover shares with Andover pledging the entire amount of the Chief shares as collateral. This sale was not completed by Andover under the agreed terms and during 2008, the Company initiated legal action against Andover relating to Andover’s failure to fulfill its obligations under the purchase agreement.

During the first quarter of 2009, a settlement (the “2009 Settlement”) was reached with Andover and new terms for the sale of Chief were agreed. As part of the 2009 Settlement, the parties agreed to terminate all previous agreements and Andover agreed to purchase the Chief shares for a promissory note (the “Note”) of $5,000,000 plus amounts previously paid to the Company in 2008 totalling $2,000,000 in cash and $857,500 in Andover shares. The Note was due to be repaid in September 2009 bore quarterly interest at a specified rate of US prime plus 2%, subject to a minimum rate of 4% per year. The Company received the Chief shares as collateral for the Note.

Based on the book value of the Chief shares in 2009, a gain of $5,431,820 resulted. The gain was deferred and was to be recognized as proceeds were received. During the year ended December 31, 2009 the Company recognized a gain of $1,579,520 in the statement of loss and comprehensive loss relating to the cash proceeds and Andover shares received prior to the 2009 Settlement. During the fourth quarter of 2009, the Company evaluated the recoverability of the promissory note and concluded that it was impaired and recognized an allowance for impairment of the receivable totalling $2,433,799 which reduced the carrying value of the Note and also reduced the amount of the deferred gain on the disposal of the Chief shares. The amount of the impairment was equal to the value of the pledged Chief shares. The remaining gain on the sale of $1,418,501 was deferred. To date the Company has received a total of $416,437 in interest from Andover.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

7.	Sale of Shares of Chief Consolidated Mining Company (continued)

During 2010, the Company and Andover agreed to amend the 2009 Settlement and entered into a new agreement (the “2010 Agreement”). Under the terms of the 2010 Agreement, the Company agreed to new terms of repayment which included $2,000,000 during 2010 and a remaining $2,000,000 to be paid in September 2011. The Company continued to have a pledge over the shares of Chief as collateral. As a result of the collections made in 2010, and the continued access to the collateral, a portion of the impairment recorded in 2009 was reversed and the Note was recorded for the remaining proceeds to be received of $2,000,000 as of December 31, 2010.

During the year ended December 31, 2010, the Company recognized a gain of $1,559,053 due to the payments received from Andover during 2010. The remaining gain of $1,293,265 remains deferred and will be recognized when the remaining amount is collected in 2011.

8.	Accounts Receivable, Net

The breakdown of the Company’s accounts receivable are as follows:

	December 31	December 31
	2010	2009
	$	$

Trade receivable (Note 20)	1,766,942	293,794
Value Added Taxes Receivable (Note 21d)	2,886,792	2,670,107
Other	453,460	323,208
	5,107,194	3,287,109
Valuation allowance (Note 21d)	(2,818,688)	(2,930,088)
	2,288,506	357,021

9.	Inventory

	December 31	December 31
	2010	2009
	$	$

Mineral concentrate	334,242	—
Parts and supplies	374,181	231,207
	708,423	231,207

10.	Mineral Property Interests

	December 31	December 31
	2010	2009
	$	$

San Marcial Property	7,266,628	—
Peñasco Quemado Property	8,553,711	—
La Frazada Property	7,640,421	—
Rosario Property	4,923,877	—
Other properties	38,449	48,493
	28,423,086	48,493

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

10.	Mineral Property Interests (continued)

San Marcial Property, Sinaloa, Mexico

In October 2007, Silver One executed a term sheet and on March 19, 2009, finalized the formal agreement with Silver Standard to earn a 100% interest in the San Marcial Project. Under the current agreement, an option payment of 1,000,000 common shares of the Company was required in February 2011. This payment has not been made to date as the agreement is in the process of being renegotiated due to the acquisition of Silver One by Silvermex. In addition to the share payment, the Company has an option to pay $6,000,000 in either cash or shares at the election of Silver Standard, by February 1, 2012, and a 1% net smelter royalty (“NSR”) capped at $13,750,000 less the $6,000,000 payment and the value of the 1,000,000 shares to be issued to Silver Standard in February 2011. The Company is obligated to pay Silver Standard US$100,000 per month if commercial production commences on the property while the property is still under option from Silver Standard. These payments will be credited against the purchase price. There is also a 3% NSR on the property, and the Company is also obligated to pay US$100,000 to International American Resources Inc. as a production payment.

Peñasco Quemado Property, Tubutama Sonora, Mexico

Silver One holds a 100% interest in the Peñasco Quemado Project and has entered into a Funding Agreement with Silver Standard Resources Inc. (“Silver Standard”). The agreement allows for a joint venture agreement to be formed upon notification by the Company that it has prepared a resource estimate that meets or exceeds an aggregate of 30 million ounces of silver in the measured, indicated and inferred mineral resource categories. Upon such notification, Silver Standard may elect to enter into the joint venture by expending the greater of double the expenditures incurred to that date by the Company or US$1,000,000. Upon the formation of the joint venture, Silver Standard would acquire a 51% interest and would be the operator of the project. Silver Standard may increase its interest to 70% by paying all costs required to complete a feasibility study.

The Funding Agreement contains a right of first refusal to Silver Standard for the Company’s interest in the project. The Funding Agreement also contains a dilution provision which provides that in the event either party’s interest is diluted below 10%, it shall relinquish its participating interest to the other party in return for a 1% NSR.

La Frazada Property, Nayarit, Mexico

Silver One acquired 100% of the La Frazada Property through staking.

Rosario Property, Sinaloa, Mexico

On November 30, 2009, Silver One acquired all of outstanding shares of La Rastra S.A. de C.V. (“La Rastra”) from Aurcana Corporation (“Aurcana”). La Rastra holds the rights to, amongst others, the Rosario, San Juan and Plomosas concessions which are cumulatively referred to as the Rosario Project.

As of the date of the acquisition of Silver One, the remaining obligations under the purchase agreement included the delivery of 1,000,000 shares to be issued upon the earlier of October 9, 2011 or the commencement of production; US$500,000 ($499,000) to Aurcana upon the earlier of April 9, 2012 or six months after the commencement of commercial production; a further US$500,000 ($499,000) by October 9, 2012. The obligation to deliver shares of the Company has been recorded within equity at a fair value of $650,000 and formed part of the purchase price to acquire Silver One.

Additional contingent consideration of US$500,000 ($499,000) to Aurcana or 500,000 shares at the option of Aurcana within 18 months following the commencement of commercial production; US$500,000 to Aurcana or 500,000 shares at the option of Aurcana within 24 months following the commencement of commercial production; and, US$500,000 to Aurcana within 30 months following commencement of commercial production or 500,000 shares at the option of Aurcana. The Company estimated the fair value of the contingent consideration to be negligible.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

10.	Mineral Property Interests (continued)

When Aurcana purchased the Rosario property from Industrial Minera Mexico, S.A. de C.C. ("IMMSA"), the acquisition agreement stipulated that Aurcana was to use its "best commercial efforts" to initiate commercial production by February 2, 2009. If no commercial production is undertaken by such date due to a cause attributable to Aurcana, a 25% advance royalty payment is to be paid on an annual basis based on estimates of production. As Aurcana did not commence production by February 2, 2009, the Company has accrued an amount of $147,427 within the purchase price allocation for Silver One based on the limited information available to the Company.

11.	Property, Plant, and Equipment

	December 31, 2010
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	491,803	386,667	105,136
Land and buildings	2,204,995	371,525	1,833,470
Computer equipment	463,731	293,653	170,078
Furniture and fixtures	180,771	67,194	113,577
Leasehold improvements	140,238	103,442	36,796
Mine equipment	5,074,956	1,886,373	3,188,583
Mine infrastructure	12,982,466	2,711,159	10,271,307
Mine reclamation	1,235,207	—	1,235,207
	22,774,167	5,820,013	16,954,154
Work in progress
Exploration	18,772,225	—	18,772,225

	41,546,392	5,820,013	35,726,379

	December 31, 2009
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	452,482	338,758	113,724
Land and buildings	1,176,872	311,870	865,002
Computer equipment	302,188	174,667	127,521
Furniture and fixtures	128,353	57,804	70,549
Leasehold improvements	140,238	84,245	55,993
Mine equipment	4,131,767	1,497,944	2,633,823
Mine infrastructure	12,982,466	2,381,278	10,601,188
Mine reclamation	—	—	—
	19,314,366	4,846,566	14,467,800
Work in progress
Exploration	18,621,861	—	18,621,861

	37,936,227	4,846,566	33,089,661

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

11.	Property, Plant, and Equipment (continued)

The Company recorded amortization of $1,040,648, of which $194,263 was included in mine overhead, $722,258 was included in cost of sales and $124,127 was included in administration expenses on the statement of loss and comprehensive loss for the year ended December 31, 2010. The Company recorded amortization of $473,710, of which $194,584 was included in mine overhead, $210,723 was included in cost of sales and $68,403 was included in administration expenses on the statement of loss and comprehensive loss for the year ended December 31, 2009.

During the year ended December 31, 2009 the Company sold a ball mill for US$1,500,000 ($1,792,546) with a carrying value of $1,676,565, for a gain of $115,981.

During 2009, the Company recorded an asset impairment of $5,391,848 on its mine infrastructure costs at its La Guitarra mine. After completing a review of the discounted value of future cash flows it was determined that the carrying value of its mine infrastructure costs at its La Guitarra mine was not likely to be fully recoverable. Previous reviews of the discounted value of future cash flows assumed the Company would enter a development period and complete a mine expansion. However, due to delays the Company has removed this assumption from its discounted value of future cash flows model and has only used anticipated cash flows from existing operations. The difference between the carrying value of the Company’s mine infrastructure costs and its revised discounted future cash flow model was recognized as an impairment.

During 2010, the Company conducted an asset impairment of test on its mine infrastructure costs at its La Guitarra mine. After completing a review of the value of future cash flows it was determined that the carrying value of its mine infrastructure costs at its La Guitarra mine are fully recoverable. As the estimated undiscounted cash flows exceeded the carrying value, there was no impairment recognized.

La Guitarra Property, Temascaltepec, Mexico

The Company owns and leases concessions which are primarily located in the Municipality of Temascaltepec, in Mexico State. The Company directly holds title to 38 of the mineral concessions and 5 concessions are leased from a third party, Mario Héctor Gottfried Joy.

The concession owned by Mario Héctor Gottfried Joy are not currently in production. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to Mr. Gottfried Joy of US $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold.

Acquisition costs relating to the La Guitarra properties have been capitalized and grouped with exploration costs.

12.	Long Term Debt

Pursuant to the acquisition of La Guitarra, the Company agreed to pay US$4,000,000 of the purchase price as a promissory note to Goldcorp Inc. (“Goldcorp”). The debt bears no interest, is unsecured, and is repayable by instalments of US$500,000 on each of the first through eighth anniversaries of the closing date. The final instalment is due in August 2011 is US$500,000 ($499,000) and is recorded as a current liability.

The debt has been discounted for financial reporting purposes to its fair value on its original acquisition date. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose. The Company recognized an accretion of interest of $38,104 during the year ended December 31, 2010 (December 31, 2009 – $97,160).

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

12.	Long Term Debt (continued)

As part of the acquisition of Silver One on November 16, 2010 (Note 4), the Company assumed a debt of Silver One relating to the 2009 acquisition of 100% of the outstanding shares of La Rastra S.A. de C.V. (“La Rastra”) from Aurcana Corporation (“Aurcana”). The remaining obligations under the agreement include the requirement to deliver 1,000,000 common shares on a specified date (See Note 10) and remaining debt payments of US$500,000 ($499,000) to Aurcana upon the earlier of April 9, 2012 or six months after the commencement of commercial production; a further US$500,000 ($499,000) by October 9, 2012.

The debt payments to Aurcana have been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5.89%, which was based on the cost of borrowing of similar companies for the same purpose. The Company recognized an accretion of interest of $7,731 during the year ended December 31, 2010 (December 31, 2009 – $Nil).

The balance of the long-term debt at December 31, 2010 is as follows:

	December 31	December 31
	2010	2009
	$	$

Due to Goldcorp	487,147	1,033,873
Due to Aurcana - debt payable	917,494	—
	1,404,641	1,033,873
Less: current portion of debt	(487,147)	(516,937)
	917,494	516,936

Required Debt Payments	$

2011	499,000
2012	998,000
1,497,000

The difference between the fair value of the payments and their face values was due to the discounting of the debt at the time of acquisition.

13.	Asset Retirement Obligation

	December 31	December 31
	2010	2009
	$	$

Balance, beginning	105,740	225,327
Accretion expense for the period	9,404	24,052
Asset retirement obligations assumed in Silver One acquisition	142,259	—
Change in estimate	1,235,537	(143,639)
Balance, ending	1,492,940	105,740

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

13.	Asset Retirement Obligation (continued)

The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At December 31, 2010, the Company’s undiscounted future asset retirement obligation estimate was $4,159,567 (December 31, 2009 – $1,321,856). The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The Company anticipates settling these obligations within the next 16 years. The present value of the provision has been calculated using a weighted average credit adjusted risk-free discount rate of 8.09% and an inflation factor of 3.0% ..

14.	Share Capital

The Company has an unlimited number of common shares authorized without par value.

i)

On November 16, 2010, the Company completed the plan of arrangement for the acquisition of Silver One (Note 4) in an all-share transaction. In consideration for 100% of the outstanding shares of Silver One, Silvermex issued 89,315,406 shares and assumed 7,000,000 employee and consultant stock options, 15,795,653 warrants and 1,003,244 agents’ common share units of Silver One and share obligations to Aurcana. The fair value of the 7,000,000 employee and consultant share options assumed was determined using the Black-Scholes pricing model using the following assumptions: a weighted average exercise price of $0.35, a weighted average risk free rate of 1.43%, weighted average volatility of 95%, a weighted average expected life of 1.6 year and with no dividends being paid. With these assumptions, the fair value was determined to be $2,932,700 with $1,844,732 for the vested options at the date of acquisition which was recognized as part of the consideration paid and $1,087,973 for the unvested options which is recognized as stock-based compensation expense over the remaining vesting period.

The fair value attributable to the 460,000 common share warrants was $152,583. The fair value was determined using the Black-Scholes pricing model using the following assumptions: an exercise price of $0.45, a risk free rate of 1.67%, volatility of 92%, an expected life of 1.2 year and with no dividends being paid.

The fair value attributable to the 15,335,655 common share warrants was $3,963,512. The fair value was determined using the Black-Scholes pricing model using the following assumptions: an exercise price of $0.65, a risk free rate of 1.67%, volatility of 92%, an expected life of 1.2 years and with no dividends being paid.

The fair value attributable to the 1,003,244 agents’ common share options portion of the units was $332,779. The fair value was determined using the Black-Scholes pricing model using the following assumptions: exercise price of $0.45, a risk free rate of 1.67%, volatility of 92%, an expected life of 1.2 years and with no dividends being paid.

The fair value attributable to the 1,003,244 agents’ common share warrants portion of the units was $120,529. The fair value was determined using the Black-Scholes pricing model using the following assumptions: exercise price of $0.65, a risk free rate of 1.67%, volatility of 92%, an expected life of 1.2 years and with no dividends being paid.

In conjunction with the plan of arrangement, immediately prior to the completion of the plan of arrangement, the common shares were split on a ratio of 1 to 1.1. The outstanding share options and warrants were split on a ratio of 1 to 1.1 and the exercise price of the options and warrants decreased on a ratio of 1.1 to 1. The other terms of the options and warrants were not modified. All amounts of shares, warrants and options and their exercise prices have been adjusted in this note disclosure to reflect the stock split.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

14.	Share Capital (continued)

ii)

During May 2009, the Company completed a 22,879,635 unit private placement at a price of $0.22 per unit for gross proceeds of $4,991,920. Each unit consisted of 1.0 common share and 1.0 warrant to purchase one common share for $0.32 for a period of three years. The agent was paid a fee of $239,034 and issued 684,732 broker’s warrants. Each broker warrant is exercisable to purchase 1.0 share at $0.32 for a period of three years.

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 1.41%, volatility of 131%, an expected life of 1.5 years and with no dividends being paid. The fair value attributable to the common shares and warrants was $3,325,760 and $1,666,160 respectively. The fair value attributed to the broker’s warrants was $74,675.

During October 2009, the Company completed a 7,857,140 unit private placement at a price of $0.32 per unit for gross proceeds of $2,499,999. Each unit consisted of 1.0 common share and 1.0 warrant to purchase one common share for $0.41 for a period of two years. The agent and was paid a fee of $150,000 and issued 471,428 broker’s warrants. Each broker warrant is exercisable to purchase 1.0 share at $0.41 for a period of two years.

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 0.52%, volatility of 156%, an expected life of 1 year and with no dividends being paid. The fair value attributable to the common shares and warrants was $1,594,871 and $905,128 respectively. The fair value attributed to the broker’s warrants was $110,667.

iii)

During the year ended December 31, 2009, the Company issued 1,921,750 common shares in connection with its La Guitarra property payment at a fair value of $0.28 per share for a total of $545,078 and issued 2,649,320 common shares with a fair value of $0.37 per share for a total of $987,473 to a vendor to settle balances owing. The Company also issued 1,365,640 common shares for a total of $758,107 to directors and officers for bonuses earned in 2008.

iv)

During February and March 2010, the Company completed the private placement of 14,587,100 units at a price of $0.33 per unit for gross proceeds of $4,773,960. Of the total number of units issued, 10,021,781 units consisted of 1.0 common share and a one-half transferable warrant and 4,565,319 units consisted of 1.0 common shares and a one-quarter transferable warrant to purchase a further share for $0.41 for a period of two years. The agent was paid a fee of $381,917 and issued 440,000 broker’s warrants. Each whole broker warrant is exercisable to purchase 1.0 share at $0.41 for a period of two years. Other share issuance costs for the private placement were $125,747.

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 0.59%, volatility of 117%, an expected life of 1 year and with no dividends being paid. The fair value attributable to the common shares and warrants was $4,096,040 and $677,920 respectively. The fair value attributed to the broker’s warrants was $49,514.

During December 2010, the Company completed the private placement of 24,193,548 units at a price of $0.62 per unit for gross proceeds of $15,000,000. Of the 24,193,548 units, 23,166,499 units were a brokered private placement for gross proceeds of $14,363,230 and 1,027,049 units were a non-brokered private placement for gross proceeds of $636,770. Each unit consisted of one common share and half of one warrant. Each whole warrant entitles the holder to purchase a further share for $0.90 for a period of three years. The agents were paid a fee of $1,005,426, representing 7% of the gross proceeds raised in the brokered portion of the private placement and were issued 1,621,655 broker’s warrants equal to 7% of the number of units sold in the brokered portion of the private placement. The Company paid $35,650 representing 7% of the gross proceeds raised in the non-brokered private placement and issued 57,893 warrants equal to 7% of the units issued in the non-brokered portion of the private placement. All of the agents’ warrants are exercisable to purchase one share at $0.71 for a period of two years.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

14.	Share Capital (continued)

The fair value of the 12,096,774 common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 1.57%, volatility of 117%, an expected life of three year and with no dividends being paid. The fair value attributable to the common shares and warrants was $11,115,005 and $3,884,995 respectively. The fair value attributed to the 1,621,655 broker warrants and the 57,893 non-broker warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 1.38%, volatility of 111%, an expected life of two year and with no dividends being paid. The fair value attributable to the broker warrants and to the non-broker warrants was $935,990 and $33,405 respectively.

v)

During September 2010, the Company issued 760,697 common shares for a total of $217,626 to a former director and officer for bonuses earned and issued 2,208,353 common shares for a total of $517,138 to Goldcorp Inc. in satisfaction of a US$500,000 instalment payment on the promissory note related to the acquisition of La Guitarra (Note 12).

a)	Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to employees and non-employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. The fair value of options granted during the year ended December 31, 2010 was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 97.8%, an annual weighted average risk free interest rate of 1.78% and vesting over various periods from immediately to five years. As of December 31, 2010 the weighted remaining contractual life of the options outstanding was 3.63 years (December 31, 2009 – 3.44 years) and 9,633,329 stock options were exercisable (December 31, 2009 – 2,660,332). During the year ended December 31, 2010, the Company recognized stock-based compensation expense in the amount of $1,053,029 (December 31, 2009 – $196,703).

A summary of the Company's options at December 31, 2010 are as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Options	$

Balance, December 31, 2008	3,797,694	2.36
Granted	1,430,000	0.51
Forfeited	(1,644,354)	2.83
Expired	(110,000)	0.95

Balance, December 31, 2009	3,473,340	1.42
Granted *	10,373,700	0.34
Exercised	(540,000)	0.35
Forfeited	(497,200)	1.20
Expired	(181,500)	0.74

Balance, December 31, 2010	12,628,340	0.60

* Includes 7,000,000 employee and consultant stock options that were assumed in the business acquisition of Silver One (Note 4).

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

14.	Share Capital (continued)

A summary of the Company's options by range of exercise price at December 31, 2010 are as follows:

Expiry Date	Exercise Price	Outstanding	Vested

January 26, 2011	$ 1.82	299,840	299,840
June 5, 2011	$ 1.86	13,200	13,200
July 31, 2011	$ 0.30	300,000	300,000
November 28, 2011	$ 2.05	166,100	166,100
February 27, 2012	$ 2.77	156,750	156,750
February 8, 2013	$ 3.64	393,250	363,689
August 28, 2013	$ 1.30	704,000	704,000
February 9, 2014	$ 0.26	1,200,000	1,200,000
August 31, 2014	$ 0.40	770,000	770,000
October 19, 2014	$ 0.76	220,000	220,000
December 14, 2014	$ 0.34	1,350,000	1,350,000
February 9, 2015	$ 0.36	313,500	156,750
March 2, 2015	$ 0.36	506,000	418,000
May 12, 2015	$ 0.41	2,650,000	1,325,000
June 21, 2015	$ 0.32	1,400,000	650,000
June 30, 2015	$ 0.41	55,000	—
July 31, 2015	$ 0.41	55,000	—
August 11, 2015	$ 0.27	1,855,700	1,540,000
August 31, 2015	$ 0.41	55,000	—
October 5, 2015	$ 0.41	55,000	—
October 31, 2015	$ 0.45	55,000	—
November 15, 2015	$ 0.63	55,000	—

Balance, December 31, 2010		12,628,340	9,633,329

The weighted average remaining contractual life of the exercisable options is 3.63 years (December 31, 2009 – 3.44 years).

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

14.	Share Capital (continued)

	b)	Warrants

A summary of the Company's warrants at December 31, 2010 as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Warrants	$

Balance, December 31, 2008	4,106,666	4.77
Issued	31,892,936	0.35
Exercised	(1,422,300)	0.32
Expired	(4,106,666)	4.77

Balance, December 31, 2009	30,470,636	0.35
Issued*	36,164,200	0.69
Exercised	(14,979,928)	0.40

Balance, December 31, 2010	51,654,908	0.57

* Includes warrants issued in the business acquisition (Note 4)

The weighted average contractual life of the outstanding warrants is 2.36 years.

Expiry Date	Exercise Price	Outstanding

September 30, 2011	$0.41	1,181,714
May 8, 2012	$0.32	12,769,900
May 15, 2012	$0.32	2,291,670
May 27, 2012	$0.32	3,391,667
February 12, 2012	$0.41	2,669,230
February 24, 2012	$0.41	550,000
February 12, 2012	$0.65	14,550,655
February 12, 2012	$0.45	460,000
March 5, 2012	$0.41	13,750
December 16, 2013	$0.90	12,096,774
December 16, 2012	$0.71	1,679,548

Balance, December 31, 2010		51,654,908

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

14.	Share Capital (continued)

	c)	Agents’ Common Share Units

A summary of the Company's agents’ common share units at December 31, 2010 as follows:

Weighted Average
	Number of	Exercise Price
	Agents’ Common	Per Share
	Share Units	$

Balance, December 31, 2009	—	—
Issued	1,003,244	0.45
Exercised	—	—

Balance, December 31, 2010	1,003,244	0.45

The 1,003,244 agents’ common share units expire on February 12, 2012. Each unit is exercisable at $0.45 in to one common share and one common share warrant. Each full warrant is exercisable at $0.65 into a common share until February 12, 2012.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

15.	Income Taxes

The following table reconciles the expected income tax payable (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2010 and 2009.

	Year Ended	Year Ended
	December 31	December 31
	2010	2009
	$	$

Net income (loss) before tax	(41,987,419)	(10,523,063)
Income tax rate	28.50%	25.00%
Expected income tax recovery at combined Federal and Provincial rates	(11,966,414)	(2,630,766)
Increase (decrease) due to:
Impact of higher statutory rates in foreign subsidiaries	7,973	287,758
Effect of reduced tax rate	131,182	824,438
Non-deductible stock-based compensation expense	300,113	49,176
Non-taxable portion of capital gains	(222,265)	—
Non-deductible goodwill	10,678,569	—
Non-deductible accretion on long term debt	13,062	24,290
Effect of benefitting previously unrecognized tax losses	(623,095)	—
Other non-deductible expenses and permanent differences	499,095	185,700
Effect of tax rate change on deferred tax balances	(421,711)	—
Impact of difference in functional and tax currencies	(41,705)	—
Adjustment to valuation allowance	1,125,723	6,045,530

Income tax recovery	(519,473)	4,786,126

	December 31	December 31
	2010	2009
The provision for income taxes consists of:	$	$

Current income taxes	56,394	—
Future income taxes	(575,867)	4,786,126
	(519,473)	4,786,126

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided.

The following tables reflect future income tax assets and liabilities as at December 31, 2010 and 2009:

	December 31	December 31
	2010	2009
	$	$
Future income tax liabilities:
Book value of mineral properties in excess of tax value	(10,613,990)	(6,056,792)
Book value of property, plant and equipment in excess of tax value	(481,482)	—
Other tax assets	140,186	113,483
	(10,955,286)	(5,943,309)

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

15.    Income Taxes (continued)

	December 31	December 31
	2010	2009
	$	$
Future income tax assets:
Non-capital loss carry forwards	12,775,399	8,823,140
Unamortized share issuance costs	830,855	283,857
Tax value of investments in excess of book value	327,196	963,075
Tax value of other assets in excess of book value	2,686,439	3,867,062
Valuation allowance	(16,619,889)	(13,937,134)
	—	—

The Company has non-capital loss carry forwards expiring in the following years by country:

	Canada	Mexico	Total
	$	$	$

2013	—	692,179	692,179
2014	894,865	2,241,118	3,135,983
2015	1,664,483	26,620	1,691,103
2016	—	1,334,931	1,334,931
2017	—	8,425,843	8,425,843
2018	—	7,039,186	7,039,186
2019	—	3,386,244	3,386,244
2020	—	424,882	424,882
2026	1,575,219	—	1,575,219
2027	5,086,223	—	5,086,223
2028	3,518,878	—	3,518,878
2029	1,886,794	—	1,886,794
2030	8,631,048	—	8,631,048
	23,257,510	23,571,003	46,828,513

16.    Changes in Non-Cash Working Capital

	Year Ended	Year Ended
	December 31	December 31
	2010	2009
	$	$

Accounts receivable	(2,196,158)	(270,269)
Inventory	(477,216)	122,082
Prepaid expenses and deposits	(56,535)	220,893
Accounts payable and accrued liabilities	(372,062)	(3,921,378)
	(3,101,971)	(3,848,672)

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

17.     Supplementary Cash Flow Information

	Year Ended	Year Ended
	December 31	December 31
	2010	2009
	$	$

Interest paid	—	7,231
Income taxes paid	—	—

Non-cash items:
Shares issued to acquire mineral property interest	519,967	546,000
Shares issued for payment of
debt	217,572	399,348

As consideration for the acquisition of Silver One in 2010, the Company issued 89,315,406 shares, assumed 7,000,000 employee and consultant stock options, 15,795,653 warrants and 1,003,244 agents’ common share units and assumed debt to Aurcana of Silver One for a total value of $65,119,144 (Note 4).

18.	Related Party Transactions

During the year ended December 31, 2010 the Company completed a private placement (Note 14) at a price of $0.33 per unit of which a director subscribed for 5,665,319 common shares and 550,000 warrants.

During the year, the Company provided a loan to a director of the Company for $93,000, bearing interest at 5.0% per annum, due on demand, with the principal and interest due on or before March 10, 2011 (subsequently repaid in 2011).

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

19.	Segmented Information

The Company has two reportable operating segments, being the La Guitarra operating and future development operations and the Silver One exploration operations. All revenues and cost of sales relate to the sale of mineral concentrate in Mexico. As the Silver One segment was created on November 16, 2010, the level of activities in the segment are not significant.

The Company’s assets by geographic location are as follows:

	December 31	December 31
	2010	2009
	$	$

Canada	26,822,243	3,239,865
Mexico	67,484,151	33,815,133

	94,306,394	37,054,998

20.	Economic Dependence

All sales of mineral concentrate are to Compania Minera Pena de Bernal, S.A. de C.V. Included in accounts receivable as at December 31, 2010 is $1,766,942 (December 31, 2009 - $293,795) owing from Compania Minera Pena de Bernal.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	Contingencies and Commitments

a)	Tax Reassessment

During the year ended December 31, 2010 the Company received a tax reassessment from the Mexican tax authorities in the amount of approximately $3,100,000. The reassessment is attributable to (a) Value Added Tax (“VAT”) refunds collected by the Company that the Servico de Administracion Tributaria (“SAT”) argues that the Company was not entitled to, and (b) SAT argues that certain inter-company loans should have been treated as income. The Company's has contested the claim and its claim has been admitted to the Tax Court. Although the Company believes the reassessment is without merit and that it will ultimately be successful in having it reversed, the Company has posted a bond subsequent to December 31, 2010, for MXN$38,891,963 ($3,136,701) with SAT for the full amount of the tax reassessment. The Company has not recorded the impact of this assessment. The bond will be classified as restricted cash in the subsequent year.

b)	Payment Dispute

A payment related lawsuit was filed during the year ended December 31, 2010, against the Company’s Mexican subsidiary relating to work completed under contract. Subsequent to the year end, the Supreme Court of Guanajuoto ruled that the Company's damages are limited to approximately of US$81,000 ($80,500) plus interest at a rate of 5% calculated monthly. The Company has recorded a liability of US$81,000 but believes that the interest portion of the claim (approximately US$120,000) is without merit.

c)	Employee Lawsuit

During the year ended December 31, 2010 the Company received a notice informing them that a former employee had sued La Guitarra subsidiary claiming unpaid salary and expense reimbursements. The amount of the potential liability cannot be determined at the current date but based on the information available, the Company has recorded a liability in the amount of $220,096 (MXN$2,700,000).

d)	Value Added Tax Receivable (Note 8)

The Company has certain VAT receivables in Mexico amounting to $2,558,384 (December 31, 2009 – $2,662,525). During 2008, the Company received an assessment from the SAT advising that most of the refund was rejected. The Company has appealed the decision and has received judgements in its favour. However, due to the uncertainty of the timing and the collectability, the Company recorded an allowance for the full amount of the receivable as of December 31, 2010 with an increase to the allowance. During 2010, the Company recorded a net increase to the allowance of $525,708 (December 31, 2009 - $2,662,525).

e)	Additional commitments for mineral property option and acquisition agreements, see Note 10 and Note 11.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

22.	Subsequent Events

The following list of material events that occurred after December 31, 2010:

a)	Subsequent to December 31, 2010, 158,250 options were exercised for proceeds of $70,500.

b)

Subsequent to December 31, 2010, the Company granted 2,820,000 stock options to directors, officers and employees with an exercise price of $0.74 and five year lives. 100,000 stock options were granted to an employee with an exercise price of $0.90 and five year lives.

c)

Subsequent to December 31, 2010, the Company issued 1,960,336 shares on the exercise of warrants for gross proceeds of $1,137,178. Of the total amount, $555,645 was received during the year ended December 31, 2010.

d)	Subsequent to December 31, 2010, the Company issued 360,000 shares on the exercise of agents’ common share units. The gross proceeds of $162,000 were received during the year ended December 31, 2010.

e)	Subsequent to December 31, 2010, the Company signed a three year lease agreement with minimum monthly lease payments of $13,730, for a Vancouver head office.

f)	See Note 21(a) for $3,136,701 bond posted subsequent to December 31, 2010.